

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 15, 2023

Edward Smolyansky
Shareholder
Shareholder Nominees
1219 N Wells Street
Chicago, IL 60610

> **Re: Lifeway Foods, Inc.**
> **Preliminary Proxy Statement on Schedule 14A filed May 9, 2023**
> **Filed by Edward Smolyansky**
> **File No. 000-17363**

Dear Edward Smolyansky:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Preliminary Proxy Statement on Schedule 14A filed May 9, 2023

General

1. We note that Amendment No. 15 to the Schedule 13D filed on February 24 by Edward and Ludmila Smolyansky included, among other disclosure, that "[t]he Reporting Persons…may…take such actions [which] may include: (i) nominating one or more director candidates for election at the Company's 2023 annual meeting of shareholders." Given that the proxy statement was filed on May 9, 2023, please advise us as to Edward and Ludmila Smolyansky's intention with respect to filing an amendment to their Schedule 13D to update this disclosure. Refer to Exchange Act 13d-2(a).

Proposal 1 Election of Directors, page 3

2.   As required by Item 7(b) of Schedule 14A and corresponding Item 401(e)(1) of Regulation S-K, please provide a complete history of occupation or employment, without gaps, for the past five years for Messrs. Leydervuder and Beleutz.

Other Nominees, page 4

3.   Please revise to provide the disclosure described in Item 7(f) of Schedule 14A, including that shareholders can access the Company's proxy statement, and any other relevant documents, without cost on the Securities and Exchange Commission's website.

Legal Proceedings, page 6

4.   Given the legal proceedings disclosed in this section, please supplement your disclosure in an appropriate section to advise shareholders of the potential risk that their votes for Shareholder Nominees may not be counted if the Company prevails in its litigation against Ludmila and Edward Smolyansky and the Court orders Mr. Smolyansky to rescind his nominations.

About this Solicitation, page 11

5.   Edward Smolyansky has been identified on the cover page of Schedule 14A as the sole person filing the proxy statement. However, the first paragraph in this section identifies seven Participants. Given that each of these persons could be viewed as engaging in the solicitation, each bears an obligation to comply with Exchange Act section 14(a) and Exchange Act Rule 14a-3 thereunder which requires that no solicitation may take place unless accompanied by a proxy statement. Please identify on the cover page all the Participants. Refer to Item 4(b)(1) of Schedule 14A, Instruction 3 to Item 4 of Schedule 14A, and Rule 14a-1(l) of Regulation 14A, which rule defines the term "solicit" as used in Instruction 3(a)(vi) to Item 4.

Proxy Card, page A-1

6.   The card indicates that with respect to Proposal 1, "Mr. Smolyansky recommends voting (i) "FOR" each of the Shareholder Nominees, (ii) "WITHHOLD" with respect to each of the Company Nominees other than Ludmila Smolyansky, and (iii) "FOR" the Company Nominee Ludmila Smolyansky…" Given that Ludmila Smolyansky is also listed as a Shareholder Nominee, a shareholder following such recommendations would appear to vote for Ludmila Smolyansky twice. Please advise what consideration the Participants have given to the potential for shareholder confusion resulting from voting twice for the same nominee and whether such double vote might cause the proxy card to be invalidated by an inspector of elections, or, in the case of a voting instruction form, might prevent the processing of such VIF. Please also advise what consideration the Participants gave to excluding clause (iii) from Mr. Smolyansky's recommendation.

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct any questions to Perry Hindin at 202-551-3444.

Sincerely,

Division of Corporation Finance
Office of Mergers & Acquisitions

cc: Bill Fay